Exhibit 99.1

Vimicro Announces Fourth-Quarter and Full-Year 2012 Financial Results

- Turnaround Complete in Profitable Year with a Return to Growth

- Full-Year Revenues Grew 20.7% to $71.2 Million

- Full-Year Adjusted Net Income Attributable to Vimicro from Continuing Operations was $1.5 Million, or $0.05 per Diluted ADS

BEIJING, April 30, 2013 /PRNewswire-FirstCall/ — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading image processing IC and surveillance solution provider, today announced financial results for the fourth quarter and full year ended December 31, 2012.

Fourth-quarter Highlights:

•                  Net revenues grew 14.0% to $18.8 million from $16.5 million from continuing operations in the year-ago quarter

•                  Gross margins expanded to 37.7%, as compared to 34.9% in the year-ago quarter

•                  Vimicro remained profitable on an adjusted basis for the third consecutive quarter, with adjusted net income attributable to Vimicro of $2.6 million, or $0.08 per diluted ADS.

Full-year Highlights:

•                  Net revenues from continuing operations increased 20.7% to $71.2 million

•                  Surveillance revenue grew 47.0% to $17.8 million from $12.1 million in the prior year. Gross margins increased to 36.6% from 34.8% in the prior year

•                  Net income from continuing operation attributable to Vimicro was $1.38 million, or $0.04 per diluted ADS.

Fourth-Quarter 2012 Results

Net revenue in the fourth quarter of 2012 was $18.8 million, as compared to net revenue from continuing operations of $21.7 million in the third quarter and $16.5 million from continuing operations in the year-ago quarter. (Results for the fourth quarter of 2011 and the third quarter of 2012 have been adjusted for continuing operations to reflect the divestiture of certain business lines.) Fourth-quarter revenues were below the guidance range of $20 to $23 million due to the delayed recognition of one large contract valued at around $3 million. The contract will be recognized from the second quarter in 2013.

Gross profit in the fourth quarter was $7.1 million, as compared with $5.8 million in the year-ago quarter. The gross margin in the fourth quarter was 37.7%, as compared with 34.9% in the year-ago quarter and 38.0% in the third quarter.

Operating expenses in the fourth quarter were $8.7 million, as compared to $16.5 million in the year-ago quarter, and include a $1.4 million impairment of an investment in a subsidiary. Operating expenses in the year-ago quarter include a $6.6 million asset-impairment charge. Operating expenses decreased year-over-year due to the Company’s successful cost-reduction efforts and the receipt of government R&D subsidies for the development of SVAC-related and other products. The operating loss was $1.6 million in the quarter, as compared to a loss of $10.8 million in the year-ago quarter. Excluding $2.7 million for the accounts receivable provision and the investment impairment, operating income would have been approximately $1.1 million.

Non-GAAP net income attributable to Vimicro International Corporation was $2.6 million, or approximately $0.08 per ADS on diluted basis, as compared to a non-GAAP net loss from continuing operations attributable to Vimicro of $4.1 million, or $0.12 per ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro International Corporation excludes $0.4 million of non-cash, share-based compensation.

In the fourth quarter of 2012, Vimicro remained profitable on a GAAP basis, reporting GAAP net income attributable to Vimicro of $2.2 million, or $0.07 per diluted ADS, as compared to a loss of $4.2 million, or $0.12 per diluted ADS in the year-ago quarter.

Full-Year 2012 Results

For the year ended December 31, 2012, net revenue from continuing operations was $71.2 million, up 20.7% from $59.0 million in 2011. The increase in sales was attributable to higher sales of both PC and notebook multimedia processors and surveillance products. These figures exclude $1.4 million and $12.5 million in revenue from discontinued operations in 2012 and 2011, respectively.

Cost of revenue in 2012 was $45.1 million, as compared with $38.5 million in the prior year, and includes a $1.4 million impairment of an investment in a subsidiary. The gross margin in 2012 was 36.6%, as compared with 34.8% in the previous year.

Operating expenses in 2012 were $31.7 million and included $1.4 million investment impairment at a subsidiary, as compared to $49.1 million in the prior year, which includes a $6.6 million asset-impairment charge. Operating expenses decreased due to the Company’s successful cost-reduction efforts and the receipt of government R&D subsidies for the development of SVAC-related and other products.

Non-GAAP net income attributable to Vimicro International Corporation, excluding $2.1 million in share-based compensation, was $1.5 million, or approximately $0.05 per ADS, compared to a loss of $25.8 million, or $0.71 per ADS, in 2011. The full-year 2012 GAAP net loss attributable to Vimicro was $0.6 million.

As of December 31, 2012, the Company had cash and cash equivalents of approximately $55.5 million and restricted cash of $2.6 million, totaling $58.1 million. Total current assets were approximately $103.5 million, and Vimicro had working capital of approximately $64.3 million, and $4.8 million of long-term bank loans on its balance sheet, as of December 31, 2012.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “In 2012, we saw the success of strategic decisions we made to refocus Vimicro on our surveillance business and streamline our cost structure. We turned profitable in the second quarter, and Vimicro was also profitable on an adjusted basis for the year. Revenues grew again on an annual basis in 2012, and surveillance revenues grew a healthy 47%. Vimicro has now established a solid financial foundation, upon which we can continue to invest in the development of SVAC-based products and which we expect to deliver future growth and profitability for our shareholders.”

Business Outlook

For the first quarter of 2013, Vimicro expects seasonally lower revenues in security-surveillance and lower revenues year-over-year in its PC and notebook multimedia processor business, alongside a temporary decline of orders from a major PC and notebook customer.

Fourth-Quarter Earnings Release and Conference Call Information

Vimicro plans to release fourth-quarter and full-year 2012 results on Tuesday, April 30, 2013, after the U.S. market closes. The Company will also hold a conference call at 6:00 p.m. EDT on Tuesday, April 30, 2013, to discuss financial results for the fourth quarter and full year ended December 31, 2012.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (877) 703 6103 or (857) 244 7302. The conference call ID number is. 34129518.

If you are unable to participate in the call at this time, a replay will be available starting at 9:00 p.m. Eastern Daylight Time on Tuesday, April 30, 2013, through 11:59 a.m. Eastern Daylight Time on Wednesday, May 8, 2013. To access the replay, dial (888) 286-8010 or (617) 801-6888. The conference call ID number is 67376125.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://www.media-server.com/m/acs/5634ee5f9ba4c50cfda90f6530992c9a. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributed to Vimicro International Corporation and non-GAAP diluted net income /(loss) from continuing operations per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.2855 to $1.00 on December 31, 2012.

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$49,227	$55,532
Restricted cash	3,520	2,593
Accounts and notes receivable, net of provision for doubtful accounts of $1,822 and $2,172 as of December 31, 2011 and 2012, respectively	17,895	24,564
Amounts due from related parties, net of provision for doubtful accounts of nil and $1,749 as of December 31, 2011 and 2012, respectively	4,831	4,225
Inventories, net	18,734	11,362
Prepayments and other current assets, net of provision for doubtful accounts of $162 and $144 as of December 31, 2011 and 2012, respectively	4,057	4,809
Deferred tax assets	356	418
Total current assets	98,620	103,503
Investment in an unconsolidated affiliate, at cost	1,520	2
Investment in equity investee	—	4,218
Property, equipment and software, net	14,266	20,457
Land use rights	21,488	14,774
Deferred tax assets-noncurrent	112	169
Other assets	1,291	1,371
Total assets	137,297	144,494
Liabilities and Equity
Current liabilities:
Accounts payable	9,280	7,281
Notes payable	1,013	—
Amounts due to related parties	963	2,184
Taxes payable	1,209	2,318
Advances from customers	1,916	222
Accrued expenses and other current liabilities	8,333	14,750
Deferred government grant	5,910	12,476
Total current liabilities	28,624	39,231
Deferred tax liabilities	33	23
Product warranty	300	466
Long-term bank loan	—	4,773
Other long-term liabilities	—	4,772
Total liabilities	28,957	49,265
Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 139,953,296 and 116,599,856 shares issued and outstanding as of December 31, 2011 and 2012, respectively	15	15
Additional paid-in capital	158,879	161,017
Treasury stock	(6,490)	(13,886)
Accumulated other comprehensive income	12,850	11,394
Accumulated deficit	(82,630)	(83,249)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	85,406	78,073
Noncontrolling interest	22,934	17,156
Total equity	108,340	95,229
Total liabilities and equity	$137,297	$144,494

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2012 Q4	2012 Q3	2011 Q4	FY2012	FY2011
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Net revenue	$18,829	$21,747	$16,520	$71,187	$58,972
Cost of revenue	(11,733)	(13,489)	(10,749)	(45,146)	(38,459)
Gross profit	7,095	8,258	5,770	26,041	20,513
Operating expenses:
Research and development, net	(1,022)	(1,840)	(4,080)	(8,881)	(19,005)
Selling and marketing	(2,240)	(2,484)	(2,646)	(9,174)	(12,050)
General and administrative	(5,403)	(2,452)	(3,224)	(12,244)	(11,480)
Asset impairment	—	—	(6,599)	(1,448)	(6,599)
Total operating expenses	(8,664)	(6,776)	(16,548)	(31,747)	(49,134)
Income/(loss) from operations	(1,569)	1,482	(10,778)	(5,706)	(28,621)
Other income:
Interest income	17	3	111	234	673
Foreign exchange gain/(loss), net	190	(86)	340	(19)	1,678
Gain on disposal of marketable equity securities	—	—	—	—	1,517
Gain on disposal of equity interest	1,472	—	—	1,472	—
Others, net	166	1	472	169	492
Income/ (loss) before income taxes and share of profit/ (loss) of an unconsolidated affiliates	276	1,400	(9,855)	(3,850)	(24,261)
Income tax (expense)/ benefit	387	(228)	877	(210)	861
Net income/ (loss) before share of profit/(loss) of an unconsolidated affiliates	663	1,172	(8,978)	(4,060)	(23,400)
Equity in profit/(loss) of an unconsolidated affiliate, net of tax	(87)	—	—	(87)	—
Net income/ (loss) from continuing operations	575	1,172	(8,978)	(4,147)	(23,400)
Income/ (loss) from discontinued operations, net of income tax	—	(1,641)	(7,326)	(3,109)	(16,718)
Net income/ (loss)	575	(468)	(16,304)	(7,256)	(40,118)
Loss attributable to non-controlling interest	(1,627)	(1,666)	(5,629)	(6,637)	(11,918)
Income/ (loss) attributed to Vimicro International Corporation	$2,202	$1,198	$(10,675)	$(619)	$(28,200)
Income/ (loss) per share
continuing operations
Basic	$0.02	$0.02	$(0.03)	$0.01	$(0.10)
Diluted	0.02	0.01	(0.03)	0.01	(0.10)
discontinued operations
Basic	0.00	(0.01)	(0.05)	(0.02)	(0.09)
Diluted	0.00	(0.01)	(0.05)	(0.02)	(0.09)
Income/ (loss) per share
Basic	$0.02	$0.01	$(0.08)	$(0.01)	$(0.19)
Diluted	0.02	0.00	(0.08)	(0.01)	(0.19)
Income/ (loss) per ADS
continuing operations
Basic	$0.07	$0.08	$(0.12)	0.04	(0.37)
Diluted	0.07	0.04	(0.12)	0.04	(0.37)
discontinued operations
Basic	0.00	(0.04)	(0.18)	(0.06)	(0.41)
Diluted	0.00	(0.02)	(0.18)	(0.06)	(0.41)
Income/ (loss) per ADS
Basic	$0.07	$0.04	$(0.31)	(0.02)	(0.78)
Diluted	0.07	0.02	(0.31)	(0.02)	(0.78)
Weighted average number of ordinary shares
outstanding
Basic	117,771,601	118,625,664	140,005,158	123,253,931	145,123,889
Diluted	124,994,625	240,326,416	140,005,158	127,624,447	145,123,889
Weighted average number of ADS outstanding
Basic	29,442,900	29,656,416	35,001,289	30,813,483	36,280,972
Diluted	31,248,656	60,081,604	35,001,289	31,906,112	36,280,972
Other comprehensive income/ (loss):
Foreign currency translation adjustment	(1,140)	(254)	920	(1,530)	3,309
Unrealized (loss)/gain on marketable equity securities	—	—	(401)	—	149
Reclassification of unrealized gain on marketable equity security into earnings, net of tax	—	—	—	—	(1,517)
Comprehensive income/ (loss)	(565)	(722)	(15,785)	(8,786)	(38,177)
Comprehensive income/ (loss) attributable to non-controlling interest	(1,467)	(1,923)	(5,406)	(6,711)	(10,444)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	902	1,201	(10,379)	(2,075)	(27,733)
Components of share-based compensation expenses are included in the following expense captions:
R&D	(207)	(220)	(93)	(973)	(782)
S&M	(43)	(40)	(14)	(151)	(80)
G&A	(144)	(168)	(76)	(949)	(1,559)
Total	(394)	(427)	(183)	(2,073)	(2,421)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended December 30, 2012			Three months ended September 30, 2012			Three months ended December 30, 2011
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Results
Income/(loss) from continuing operations	575	394	969	1,172	427	1,599	(8,978)	183	(8,795)
Income/(loss) attributed to Vimicro International Corporation	2,202	394	2,596	2,417	427	2,844	(4,234)	183	(4,051)
Income/(loss) from continuing operations per diluted ADS(**)	$0.07	$0.01	$0.08	$0.08	$0.02	$0.10	$(0.12)	$0.00	$(0.12)

	Twelve months ended December 30, 2012			Twelve months ended December 30, 2011
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result
Income/(loss) from continuing operations	(4,147)	2,074	(2,073)	(23,400)	2,421	(20,979)
Income/(loss) attributed to Vimicro International Corporation	(619)	2,074	1,454	(28,200)	2,421	(25,779)
Income/(loss) from continuing operations per diluted ADS(**)	$(0.02)	$0.07	$0.05	$(0.78)	$0.07	$(0.71)

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employees.

(**) Loss per ADS refers to continuing operations

SOURCE Vimicro International Corporation

Company Contact: Vimicro International Corporation, Mr. David Tang, Chief Strategy Officer, +86 (10) 6894 8888 ext. 7526, ir@vimicro.com; Ms. Serena Zhang, Investor Relations Assistant, +86 (10) 6894 8888 ext. 7552, zhangna@vimicro.com; Investor Contact: CCG Investor Relations, Mr. John Harmon, CFA, Sr. Account Manager, +86 (10) 8573 1014 (Beijing), john.harmon@ccgir.com; Mr. Roger Ellis, Senior Partner & SVP for M.I., +1 (310) 954-1332 (Los Angeles), roger.ellis@ccgir.com